Exhibit 99.2

JBS USA FOOD COMPANY ANNOUNCES EXPIRATION AND RESULTS OF ITS
TENDER OFFER FOR ANY AND ALL OF ITS 2.500% SENIOR NOTES DUE 2027

GREELEY, Colo. (June 27, 2025) – JBS USA Food Company announced today the expiration and results of its previously announced cash tender offer (the “Tender Offer”) for any and all of the outstanding U.S.$1,000.0 million aggregate principal amount of its 2.500% Senior Notes due 2027 (the “Notes”). The Tender Offer was made pursuant to an Offer to Purchase, dated June 23, 2025 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery” and together with the Offer to Purchase, the “Offer Documents”).

As reported by D.F. King & Co., Inc., the information agent and tender agent for the Tender Offer, as of 5:00 p.m., New York City time, on June 27, 2025 (such time and date, the “Expiration Time”), U.S.$894,031,000 aggregate principal amount of the Notes representing approximately 89.4% of the outstanding Notes, had been validly tendered (and not validly withdrawn) pursuant to the Tender Offer. This amount does not include U.S.$626,000 aggregate principal amount of the Notes from holders who have submitted a Notice of Guaranteed Delivery in accordance with the guaranteed delivery procedures described in the Offer Documents.

Holders who (i) validly tendered (and not validly withdrawn) their Notes on or before the Expiration Time or (ii) delivered a properly completed and duly executed Notice of Guaranteed Delivery and all of the other required documents on or before the Expiration Time and validly tender (and do not withdraw) their Notes prior to 5:00 p.m., New York City time, on July 1, 2025, and whose Notes are accepted for purchase by JBS USA Food Company, will receive the “Tender Offer Consideration” indicated in the table below. In addition, accrued and unpaid interest on the Notes accepted for purchase from the most recent interest payment date of the Notes up to, but not including, the settlement date, which is expected to be July 3, 2025 (the “Settlement Date”), will be paid in cash on the Settlement Date.

Certain information regarding the Notes and the terms of the Tender Offer is summarized in the table below.

Description of Notes	CUSIP	ISIN	Outstanding Principal Amount	Principal Amount Tendered	Percentage of Outstanding Principal Amount Tendered	Tender Offer Consideration
2.500% Senior Notes due 2027	46590XAS5, 46590XAR7, 46592QAB5, L5S59NAB1 and L56608AN9	US46590XAS53, US46590XAR70, US46592QAB59, USL5S59NAB13 and USL56608AN94	U.S.$1,000 million	U.S.$894,031,000(1)	89.4%(1)	U.S.$980.21(2)

(1)	Does not include U.S.$626,000 aggregate principal amount tendered pursuant to the guaranteed delivery procedures, for which delivery of such Notes must be made by 5:00 p.m., New York City time, on July 1, 2025.

(2)	The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase, not including accrued and unpaid interest on the Notes accepted for purchase from the most recent interest payment date of the Notes up to, but not including, the Settlement Date.

JBS USA Food Company’s obligation to accept for purchase, and to pay for, Notes validly tendered (and not validly withdrawn) pursuant to the Tender Offer is conditioned upon the satisfaction or, when applicable, waiver of certain conditions, which are more fully described in the Offer to Purchase, including, among others, a financing condition as described in the Offer to Purchase. JBS USA Food Company is making the Tender Offer only in those jurisdictions where it is legal to do so.

BMO Capital Markets Corp. (“BMO”), Banco BTG Pactual S.A. – Cayman Branch (“BTG”), Citigroup Global Markets Inc. (“Citigroup”), Mizuho Securities USA LLC (“Mizuho”) and RBC Capital Markets, LLC (“RBC”) are acting as dealer managers for the Tender Offer. Persons with questions regarding the Tender Offer should contact BMO at (collect) +1 (212) 702-1840 or (toll free) +1 (833) 418-0762, BTG at (collect) +1 (212) 293-4600, Citigroup at (collect) +1 (212) 723-6106 or (toll free) +1 (800) 558-3745, Mizuho at (collect) +1 (212)-205-7736 or (toll free) +1 (866) 271-7403, or RBC at (collect) +1 (212) 618 7843 or (toll free) +1 (877) 381-2099.

The Offer Documents are available electronically at www.dfking.com/jbs. Copies of the Offer Documents are also available to holders of Notes from D.F. King & Co., Inc., the information agent and the tender agent for the Tender Offer. Requests for copies of the Offer Documents should be directed to D.F. King & Co., Inc. at +1 (800) 628-8510 (toll free), +1 (212) 269-5550 (collect) or jbs@dfking.com.

Neither of the Offer Documents nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Tender Offer has been made solely on the terms and conditions set forth in the Offer Documents. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of JBS S.A. or any of its subsidiaries, including JBS USA Food Company. The Tender Offer is not being made to, nor will JBS USA Food Company accept tenders of Notes from, holders in any jurisdiction in which the Tender Offer or the acceptance thereof would not be in compliance with the securities of blue sky laws of such jurisdiction. No recommendation is made as to whether holders should tender their Notes. Holders should carefully read the Offer Documents because they contain important information, including the various terms and conditions of the Tender Offer.

Important Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the perspectives and expectations of JBS S.A. or any of its subsidiaries, including JBS USA Food Company, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions, when related to JBS S.A. and its subsidiaries and affiliates, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Forward-looking statements relate only to the date they were made and none of JBS S.A. or any of its subsidiaries undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

CONTACT:	Diego Pirani
Treasurer
JBS.USA@jbssa.com
+1 (970) 506-8117